UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-14289
GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN

(Full Title of Plan)
GREEN BANKSHARES, INC.
(Issuer of Securities Held Pursuant to Plan)
100 North Main Street
Greeneville, Tennessee 37743-4992
(Address of Principal Executive Office of Issuer and of Plan)

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008
(With Report of Independent Registered Public Accounting Firm Therein)

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
Plan Administrator
Green Bankshares, Inc. 401(k) Profit Sharing Plan
Greeneville, Tennessee
We have audited the accompanying statements of net assets available for benefits of the Green Bankshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits of the Plan’s financial statements as of and for the years ended December 31, 2009 and 2008 were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Dixon Hughes PLLC
Atlanta, Georgia
June 14, 2010

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

Assets	2009	2008
Investments at fair value:
Investments	$23,598,181	$21,069,602
Participant loans	697,360	451,677

	24,295,541	21,521,279

Receivables:
Employer contributions	471,380	1,478,764

Cash	11,749	9

Net assets available for benefits	$24,778,670	$23,000,052

The accompanying notes are an integral part of these financial statements.

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2009 and 2008

	2009	2008
Additions:
Net appreciation in fair value of investments	$1,007,736	$—
Dividends and interest	508,190	1,192,920

	1,515,926	1,192,920

Contributions:
Participants	1,304,615	1,510,676
Employer	472,273	1,483,377
Rollovers	2,986	88,964

Total contributions	1,779,874	3,083,017

Total additions	3,295,800	4,275,937

Deductions:
Net depreciation in fair value of investments	—	9,324,781
Benefits paid to participants	1,514,588	2,445,605
Administrative expenses	2,594	2,170

Total deductions	1,517,182	11,772,556

Net increase (decrease)	1,778,618	(7,496,619)

Net assets available for benefits:
Beginning of year	23,000,052	30,496,671

End of year	$24,778,670	$23,000,052

The accompanying notes are an integral part of these financial statements.

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2009 and 2008
1.	Description of Plan
The following brief description of the Green Bankshares, Inc. 401(k) Profit Sharing Plan (the“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan covering eligible employees, as defined by the Plan, of GreenBank and other wholly-owned subsidiaries of Green Bankshares, Inc. (“Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions — Eligible employees are permitted to make elective deferrals in any amount up to the maximum percentage allowable not to exceed the limits of Code Sections 401(k), 402(g), 404 and 415. Eligible employees may amend their salary savings agreements to change the contribution percentage on each payroll period during the plan year. The employer has adopted the 401(k) safe harbor provision whereby a non-elective contribution equal to 3% of eligible compensation will be made on behalf of all eligible participants. This 3% non-elective contribution is 100% vested. Effective August 1, 2009, the Board of Directors of the Plan Sponsor amended the Plan to suspend the non-elective contribution. As a result of this suspension, the Plan is not considered a safe harbor plan for the entire 2009 plan year. Non-elective contributions were $471,380 and $779,823 for the years ended December 31, 2009 and 2008, respectively.
In addition, the employer may make a discretionary employer profit sharing contribution which shall be allocated to each eligible employee in proportion to his or her compensation (as defined by the Plan) as a percentage of their compensation. Discretionary profit sharing contributions were $0 and $698,941 for the years ended December 31, 2009 and 2008, respectively.
Investment Options — Participants are allowed to direct the investment of their contributions into various options offered by the Plan and to change their investment mix at their discretion.
Participant Accounts — Each participant’s account is credited with the participant’s contribution and an allocation of (a) plan earnings, (b) employer non-elective and any employer discretionary contributions (if eligible), and (c) forfeitures of terminated participants’ non-vested accounts (if any). Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting — Participants are immediately vested in their voluntary contributions and safe harbor contributions plus actual earnings thereon and are 100 percent vested after two years of service in the profit sharing contributions.

Green Bankshares, Inc. 401(K) Profit Sharing Plan December 31, 2009 and 2008	Notes to Financial Statements, Continued
Participant Loans — Participants may borrow from their vested fund accounts with a $1,000 minimum and a maximum equal to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that currently range from 3.25 percent to 9.25 percent. The interest rate is fixed for the life of the loan and is generally based on the Prime Rate published in the Wall Street Journal on the first business day of the month in which the loan is originated. Principal and interest is paid ratably through semi-monthly payroll deductions.
Payment of Benefits — After termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account, or substantially equal installments or annuities over any period not exceeding the life expectancy of the participant or the life expectancy of the participant and his or her designated beneficiary.
Forfeitures — Forfeitures are to be reallocated to participants in the same manner as employer contributions. At December 31, 2009 and 2008, forfeited non-vested accounts totaled $991 and $2,621, respectively. During 2009 and 2008, respectively, forfeitures of $2,621 and $1,073 were reallocated to participants.
Administrative Costs — The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.
2.	Significant Accounting Policies
Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.
Investments Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 9 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits — Benefits are recorded when paid.
Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from those estimates.

Green Bankshares, Inc. 401(K) Profit Sharing Plan December 31, 2009 and 2008	Notes to Financial Statements, Continued
3.	Investments
The Plan’s investments are held by a bank administered trust fund. Investments that represent five percent or more of the Plan’s net assets at December 31 are as follows:

	2009	2008
Investments at fair value:
The Cash Management Trust of America Fund[1]	$—	$3,728,449
Washington Mutual Investors Fund	3,941,102	3,555,798
Green Bankshares Common Stock	1,518,758	2,835,071
American Balanced Fund	2,496,693	2,074,179
New Perspective Fund	2,489,258	1,938,958
The Growth Fund of America	1,943,676	1,564,889
Capital World Growth and Income Fund	1,767,138	1,429,684
Money Market Fund[1]	3,302,677	—

[1]	Balance represented less than 5% of the Plan’s net assets at December 31, 2009 or 2008.
During 2009 and 2008 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Mutual funds	$3,522,259	$(8,123,334)
Common stocks	(2,514,523)	(1,201,447)

	$1,007,736	$(9,324,781)

4.	Tax Status
The Plan obtained its latest determination letter dated December 17, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
5.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always 100% vested in safe harbor employer contributions. In the event of Plan termination, participants would become 100% vested in the discretionary contributions.

Green Bankshares, Inc. 401(K) Profit Sharing Plan December 31, 2009 and 2008	Notes to Financial Statements, Continued
6.	Related Party Transactions
Certain Plan investments are shares of mutual funds managed by American Funds Group. American Funds Group is the record-keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
Certain Plan investments are shares of common stock issued by the Company. The Company is the Plan Sponsor, as defined by the Plan. The value of the Company’s common stock was $1,518,758 and $2,835,071 at December 31, 2009 and December 31, 2008, respectively. These transactions qualify as exempt party-in-interest transactions. The Plan recognized $34,610 and $103,495 of dividend income related to Green Bankshares, Inc. during 2009 and 2008, respectively.
Administrative expenses of the Plan were paid to American Funds Group, a party-in-interest.
7.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
8.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the accompanying financial statements to Schedule H of Form 5500.

	December 31,	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$24,778,670	$23,000,052
Employer contributions receivable not reflected on the 5500	(471,380)	(1,478,764)

Net assets available for benefits per the Form 5500	$24,307,290	$21,521,288

The following is a reconciliation of employer contributions per the financial statements for the year ended December 31, 2009 to Schedule H of Form 5500.

Employer contributions per the financial statements	$472,273
Current year employer contribution receivable	(471,380)
Prior year employer contribution receivable	1,478,764

Employer contributions per the Form 5500	$1,479,657

Green Bankshares, Inc. 401(K) Profit Sharing Plan December 31, 2009 and 2008	Notes to Financial Statements, Continued
9.	Fair Value Measurements
The Financial Accounting Standards Board (“FASB”) issued a statement that defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1

Inputs to the valuation methodology are adjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2

Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in active markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Participant loans: Valued at their outstanding balances, which approximate fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Green Bankshares, Inc. 401(K) Profit Sharing Plan December 31, 2009 and 2008	Notes to Financial Statements, Continued
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December, 2009
Description	Level 1	Level 2	Level 3	Total

Equity mutual funds	$11,955,948	$—	$—	$11,955,948
Fixed income mutual funds	5,481,283	—	—	5,481,283
Balanced mutual funds	4,642,192	—	—	4,642,192
Common stock	1,518,758	—	—	1,518,758
Participant loans	—	—	697,360	697,360

Total assets at fair value	$23,598,181	$—	$697,360	$24,295,541

	Assets at Fair Value as of December, 2008
Description	Level 1	Level 2	Level 3	Total

Equity mutual funds	$10,016,131	$—	$—	$10,016,131
Fixed income mutual funds	5,180,279	—	—	5,180,279
Balanced mutual funds	3,038,121	—	—	3,038,121
Common stock	2,835,071	—	—	2,835,071
Participant loans	—	—	451,677	451,677

Total assets at fair value	$21,069,602	$—	$451,677	$21,521,279

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009 and 2008:

	Level 3 Assets — Participant Loans
	Years Ended December 31,
	2009	2008

Balance, beginning of year	$451,677	$502,495
Loan originations, repayments, and distributions, net	245,683	(50,818)

Balance, end of year	$697,360	$451,677

10.	Subsequent Events
The Plan has evaluated the effects of subsequent events through the date the financials statements were issued. Material events or transactions occurring after December 31, 2009 but prior to issuance that provided additional evidence about conditions that existed at December 31, 2009 have been recognized in the financial statements. Events or transactions that provided evidence about conditions that did not exist at December 31, 2009 but arose before the financial statements were issued have not been recognized in the financial statements.

SUPPLEMENTAL SCHEDULE

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Part IV, Line 4i
December 31, 2009
EIN: 62-1222567
Plan Number 001

	(b) Identity of Issue,		(d)
	Borrower, Lessor or Similar	(c) Description of Investment Including Maturity Date,	Cost	(e) Current
(a)	Party	Rate of Interest, Collateral, Par or Maturity Value	**	Value
*	American Funds Group	American Balanced Fund, 154,212 shares		$2,496,693
*	American Funds Group	Capital World Growth and Income Fund, 51,944 shares		1,767,138
*	American Funds Group	The Growth Fund of America, 71,696 shares		1,943,676
*	American Funds Group	Intermediate Bond Fund of America, 73,855 shares		970,448
*	American Funds Group	New Perspective Fund, 97,964 shares		2,489,258
*	American Funds Group	Washington Mutual Investors Fund, 160,468 shares		3,941,102
*	American Funds Group	Money Market Fund, 3,302,677 shares		3,302,677
	AIM Advisors	Mid Cap Core Equity Fund, 16,383 shares		343,221
	Allianz Funds	Allianz NFJ Small Cap Value Fund, 34,336 shares		796,243
	Templeton Global Advisors	Templeton Foreign Fund, 103,101 shares		675,310
	PIMCO Funds	PIMCO Total Return, 111,867 shares		1,208,158
*	Green Bankshares	Common Stock, 427,819 shares		1,518,758
*	American Funds Group	2010 Target Date Retirement Fund, 58,339 shares		503,468
*	American Funds Group	2015 Target Date Retirement Fund, 73,582 shares		635,747
*	American Funds Group	2020 Target Date Retirement Fund, 23,191 shares		196,198
*	American Funds Group	2025 Target Date Retirement Fund, 16,596 shares		139,072
*	American Funds Group	2030 Target Date Retirement Fund, 20,331 shares		172,613
*	American Funds Group	2035 Target Date Retirement Fund, 15,099 shares		128,037
*	American Funds Group	2040 Target Date Retirement Fund, 19,864 shares		169,044
*	American Funds Group	2045 Target Date Retirement Fund, 10,418 shares		89,131
*	American Funds Group	2050 Target Date Retirement Fund, 13,308 shares		112,189
*	Participant loans	Loans with interest rates from 3.25% to 9.25%, maturing through October 2027		697,360

				$24,295,541

*	Party-in-interest

**	Cost information omitted for participate directed investments.

EXHIBITS
The following documents are filed as exhibits to this Form 11-K:

23.	Consent of Dixon Hughes PLLC.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(K) Profit Sharing Plan Committee of Green Bankshares, Inc. has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

GREEN BANKSHARES, INC. 401(K) PROFIT SHARING PLAN
	By:	The Green Bankshares, Inc.
401(K) Profit Sharing Plan Committee

Date: June 14, 2010	By:	/s/ Steve Ottinger
Steve Ottinger